UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2021

Commission File Number 001-40504

Tremor International Ltd.
(Translation of registrant’s name into English)

82 Yigal Alon Street, Tel Aviv 6789124, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

On September 14, 2021, Tremor International Ltd. (the “Company”) held an Annual General Meeting of Shareholders (the “Meeting”) at the Company’s principal executive offices at 82 Yigal Alon Street, Tel Aviv 6789124, Israel.

At the Meeting, the Company’s shareholders voted upon and approved, by the applicable required majority, each of the proposals that were described in the Company’s Notice of Annual General Meeting, which was attached as Exhibit 99.1 to the Company’s report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on August 10, 2021.

On September 14, 2021, the Company issued an announcement titled “Results of Annual General Meeting”, a copy of which is attached as Exhibit 99.1 to this Form 6-K.

This information in this report of foreign private issuer on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form S-8 (Registration No. 333-258731).

Exhibit 99.1	Company announcement dated September 14, 2021, “Results of Annual General Meeting”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tremor International Ltd.

By:	/s/ Sagi Niri
Name:	Sagi Niri
Title:	Chief Financial Officer

Date: September 14, 2021

Exhibit List
Exhibit 99.1	Company announcement dated September 14, 2021, “Results of Annual General Meeting”.